HELIOS HIGH YIELD FUND
Proxy Results (Unaudited)
December 31, 2011

At the Annual Meeting of Stockholders of the Helios High Yield Fund held on November 17, 2011, stockholders voted on a proposal to elect Trustee Nominees to the Board of Trustees of the Fund.  A description of the proposal and the shares voted in favor, shares voted against and shares abstaining with respect to the proposal were as follows:

TRUSTEES                                                                                          FOR              AGAINST          ABSTAIN
Louis P. Salvatore                                                                           6,228,975                      193,784              -